Exhibit 21
LIST OF SUBSIDIARIES
OF
ABTECH HOLDINGS, INC.
1.	Abtech Industries, Inc. (“AbTech Industries”), a Delaware corporation. All outstanding common stock is owned by Abtech Holdings, Inc.
2.	Environmental Security Corporation, a Delaware corporation. All outstanding common stock is owned by AbTech Industries.